Exhibit 4.12
C&J ENERGY SERVICES, INC.
2010 STOCK OPTION PLAN
FORM NON-STATUTORY STOCK OPTION AGREEMENT
(with Non-Competition Restrictive Covenants)

Date of Grant:	[ ]

Name of Optionee:	[ ]

Number of Shares:	[ ] Shares of Common Stock

Price Per Share:	$[ ] per Share, the Fair Market Value of the Shares as of the Date of Grant as determined in accordance with the C&J Energy Services, Inc. 2010 Stock Option Plan (the “Plan”), as the same may be amended from time to time, and herein.

Expiration Date:	10 years

Vesting Schedule:	[ ]
     C&J Energy Services, Inc. (the “Company”), a Delaware corporation, hereby awards to Optionee (the “Optionee”) an option (the “Option”) to purchase from the Company, for the price per share set forth above, the number of Shares of Common Stock (the “Stock”) of the Company set forth above, pursuant to the Plan. Notwithstanding the preceding, the issuance of any Shares to Optionee pursuant to this Award shall be contingent on Optionee’s execution (unless previously executed by Optionee or otherwise waived by the Company in writing) of other agreements existing at the time of such issuance among the Company, an Affiliate and/or shareholders of either as reasonably required by the Company, or otherwise provided in the Plan. This Option is not intended by the parties hereto to be, and shall not be treated as, an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Capitalized terms used but not defined in this Agreement shall have the meaning attributed to such terms under the Plan, unless the context requires otherwise.
     The terms and conditions of the Option granted hereby, to the extent not controlled by the terms and conditions contained in the Plan, are as follows:
1. Definitions.
     (a) “Business” shall mean any business in which the Company is engaged in during the term of Optionee’s employment and, as of the Termination of Service, any business in which the Company has undertaken material substantive steps to engage within the twelve (12) month period prior to the Termination of Service. Without limiting the foregoing, Business shall be deemed to include the well completion and servicing business, (including without limitation hydraulic fracturing, coiled tubing and pressure pumping) and petroleum engineering services (including without limitation services in connection with hydraulic fracture stimulation and reservoir engineering.)

     (b) “Business Relationship” shall mean service to the Company, an Affiliate, or a corporation or parent or subsidiary of such corporation assuming or substituting a new option for this Option, in the capacity of an employee, officer, director or consultant.
     (c) “Confidential Information” shall mean confidential, competitively valuable and/or proprietary information of the Company and/or its Customers (including without limitation all intangible, trade secret and/or “intellectual property” of the Company), and all copies, summaries, extracts or derivative works thereof, whether developed prior to the date hereof or hereafter, and whether with the assistance of Optionee or otherwise. Without limiting the foregoing, Confidential Information shall be deemed to include (i) the Company’s proprietary computer software, databases and lists of customers, prospects, candidates, and employees; employee applications; skills inventory sheets and similar summaries of employee qualifications as well as employee compensation; customer ordering habits, billing rates, buying preferences, and short term needs; sales reports and analysis; (ii) employee reports and analysis; customer job orders and profit margin data; businesses processes, methods of operation and sales techniques; (iii) statistical information regarding the Company; (iv) financial information of the Company and its customers that is not publicly available; (v) specially negotiated terms and pricing with vendors and customers; and (vi) research and development, business projects, strategic business plans, and strategies; products and solution services offered to customers.
     (d) “Customer” shall mean anyone who is a customer of the Company within the Restricted Area (as hereinafter defined) during the period of Optionee’s Business Relationship with the Company.
     (e) “Created Works” shall mean all original works of authorship, and all inventions, discoveries, improvements and other results of creative thinking or discovery by Optionee during the term of Optionee’s employment, whether the result of individual efforts or in acts in concert with others, arising in the scope of Optionee’s employment, utilizing in any way any of the Confidential Information, or otherwise relating to the Company’s business, are and shall be “works made for hire” within the meaning of the United States copyright laws, to the extent applicable thereto, and in all events shall be the sole and exclusive property of the Company. Without limiting the generality of the foregoing, the Created Works shall include: all computer software, written materials, business processes, compilations, programs, improvements, inventions, notes, copyrightable works made, fixed, conceived, or acquired by Optionee in the scope of Optionee’s employment, utilizing in any way any of the Confidential Information, or otherwise relating to the Company’s business. No part of the definition of Created Works is intended to exclude the Created Works from being included among the items constituting Confidential Information.
     (f) “Restricted Area” shall mean those geographic areas where the Company conducts the Business during the term of Optionee’s employment and, as of the Termination of Service, any additional areas in which the Company has taken material substantive steps in preparation to conduct the Business and of which Optionee is aware during Optionee’s employment. Without limiting the foregoing, the Restricted Area in Louisiana shall be comprised of the parishes and counties set forth on Exhibit A attached hereto.
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2. No Right to Continued Employee Status
     Nothing contained in this Agreement shall confer upon Optionee the right to the continuation of his or her Business Relationship with the Company, or to interfere with the right of the Company or any other Affiliate to terminate such relationship.
3. Vesting of Option
     The Option shall vest in accordance with the Vesting Schedule set forth above. If Optionee has a Termination of Service and such termination event does not result in accelerated vesting of the Option, the portion of the Option that has not previously vested shall terminate upon such Termination of Service.
4. Exercise
     This Option shall be exercised by delivery to the Company of (i) written notice of exercise stating the number of Shares being purchased (in whole shares only and an amount of not less than fifty (50) shares, unless fewer shares remain subject to the Option) and such other information set forth on the Notice of Exercise, in substantially the same form attached to this Agreement as Exhibit B, and (ii) a check or cash in the amount of the Exercise Price of the Shares covered by the notice, plus any applicable withholding taxes unless, if permitted by the Committee, Optionee exercises the Option through a cashless exercise in accordance with the Plan and the Company’s rules and procedures governing cashless exercises. In the event the Committee establishes a formal procedure for cashless exercise arrangements, then payment may be made pursuant to such arrangement. Any cashless exercise permitted hereunder will, to the extent applicable, be subject to any limitations or restrictions imposed under the Sarbanes-Oxley Act of 2002.
5. Transferability
     Unless otherwise required by law, this Option shall not be assignable or transferable other than by will or by the laws of descent and distribution and Options may be exercised during the lifetime of Optionee only by Optionee (or Optionee’s guardian or legal representative).
6. Termination of Service
     If Optionee incurs a Termination of Service for any reason, whether voluntarily or involuntarily, without Cause, other than by his or her death or Disability, then the portion of this Option that has previously vested but not been exercised shall terminate at the end of the day that is ninety (90) days following the date of Termination of Service. If Optionee incurs a Termination of Service for any reason, whether voluntarily or involuntarily, with Cause, then this Option and all rights attached hereto shall be forfeited and terminate immediately upon the effective date of such termination for Cause.
7. Death or Disability of Optionee
     If Optionee incurs a Termination of Service by reason of death or Disability, then (i) the vested portion of the Option shall be determined by crediting Optionee with one additional year
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of service from his or her termination date, and (ii) the vested portion of the Option shall remain exercisable until the first to occur of (a) the end of the day that is one (1) year after the date of Optionee’s death or termination for Disability; or (b) the Expiration Date of the Option. Until such termination of the Option, the vested portion of the Option may, to the extent that this Option has not previously been exercised by Optionee, be exercised by Optionee in the case of Disability, or by Optionee’s personal representative or the person entitled to Optionee’s rights under this Agreement, in the case of death.
8. No Rights as Shareholder
     Optionee shall have no rights as a shareholder with respect to the Shares covered by any exercise of this Option until the effective date of issuance of the Shares following exercise of this Option, and no adjustment will be made for dividends or other rights for which the record date is prior to the date of exercise.
9. Taxation Upon Exercise of Option
     Optionee understands that, upon exercise of this Option, Optionee will recognize income, for Federal and state income tax purposes, in an amount equal to the amount by which the Fair Market Value of the Shares, determined as of the date of exercise, exceeds the Exercise Price. The acceptance of the Shares by Optionee shall constitute an agreement by Optionee to report such income in accordance with then applicable law and to cooperate with Company and its subsidiaries in establishing the amount of such income and corresponding deduction to the Company and/or its subsidiaries for its income tax purposes. Withholding for Federal or state income and employment tax purposes will be made, to the extent applicable and as required by law, from Optionee’s then current compensation, or, if such current compensation is insufficient to satisfy withholding tax liability, the Company may require Optionee to make a cash payment to cover the liability as a condition of the exercise of this Option; however, in the case of a cashless exercise, Optionee may use Shares that are the subject of such exercise to pay for any or all such tax liability, all in accordance with the Company’s rules and procedures governing such process.
10. Representations and Agreements of Optionee
     Optionee hereby represents and warrants to the Company that, if the option is exercised, the Shares of Common Stock shall be acquired solely for Optionee’s own account, for investment purposes only and not with a view to the distribution or resale thereof. Optionee also agrees that the shares of Stock which Optionee may acquire by exercising this Option will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable federal or state securities laws. Optionee further represents that Optionee’s performance of all the terms of this Agreement does not and will not breach any agreement to keep in confidence information acquired by Optionee in confidence or in trust prior to the Date of Grant. Optionee has not entered into, and Optionee agrees that Optionee will not enter into, any agreement either written or oral in conflict herewith.
     Optionee hereby agrees that in the event of any underwritten public offering of stock made by the Company pursuant to an effective registration statement filed under the Securities
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Act of 1933, as amended (the “Securities Act”), Optionee shall not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of stock of the Company or any rights to acquire stock of the Company for such period of time as may be established by the underwriter for such public offering; provided, however, that Optionee shall be subject to this Section provided and only if the officers and directors of the Company are also subject to similar arrangements. The foregoing limitation shall not apply to shares registered in the public offering under the Securities Act.
     In addition, Optionee agrees that (i) the certificates representing the Shares purchased under this Option may bear such legend or legends as the Committee deems appropriate in order to assure compliance with applicable securities laws, (ii) the Company may refuse to register the transfer of the Shares purchased under this Option on the stock transfer records of the Company if such proposed transfer would in the opinion of counsel satisfactory to the Company constitute a violation of any applicable securities law, and (iii) the Company may give related instructions to its transfer agent, if any, to stop registration of the transfer of the shares of Stock purchased under this Option.
11. Non-Disclosure.
     (a) The Company agrees to provide and Optionee acknowledges that he or she will receive Confidential Information during the period of his or her Business Relationship with the Company. Optionee agrees by accepting the Option and entering into this Agreement that he or she will not directly or indirectly use any Confidential Information, including without limitation the Company’s proprietary information, trade secrets or the Created Works, for his or her own benefit or for the benefit of any third party. Optionee agrees that he or she will not directly or indirectly disclose any Confidential Information, including without limitation, Company’s proprietary information, trade secrets, or the Created Works, to any person or entity who is not an employee of the Company unless previously authorized to do so by the Company.
     (b) Optionee further agrees that his or her obligations under this Section 11 will be in effect during Optionee’s Business Relationship with the Company and thereafter; and that if Optionee’s Business Relationship ends, for whatever reason, he or she will promptly deliver to the Company all materials, documents and other property of the Company, including originals and copies of all documents and records (both paper and electronic), computer hardware and software programs, computer files, media, equipment and other materials containing any of the Company’s or any Customer’s Confidential Information or any summaries, extracts or derivative works thereof. Such property includes but is not limited to any Confidential Information including Created Works constituting Confidential Information and any of the Company’s tools of trade.
     (c) Notwithstanding the foregoing, to the extent that Optionee shall be required, by law or process of law, to disclose any Confidential Information, Optionee shall be entitled to do so only to the extent so required, subject to giving the Company prompt, advance notice of such requirement so that the Company may pursue a protective order or other remedy, and Optionee acknowledges and agrees that he or she will cooperate reasonably with the Company’s efforts to obtain a confidentiality order or similar protection.
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12. Non-Competition; Non-Solicitation.
     (a) Optionee acknowledges and agrees that this Agreement gives rise to an expectation by the Company that Optionee, as the recipient of the right to purchase the equity securities of the Company and ancillary to the agreement to provide Optionee with the Confidential Information as set forth above, will not interfere or otherwise damage the Company’s business, either during Optionee’s Business Relationship with the Company or thereafter. In order to further the Company’s interest in granting the Option and entering into this Agreement, and protect and enforce the Company’s interest in Optionee’s agreements herein not to interfere or take actions which might be expected to damage the Company’s business, Optionee agrees that, during the term of his or her employment and for a period of two (2) years after the Termination of Service (the “Prohibited Period”), for any reason, he or she will:
          (i) refrain from carrying on or engaging in the Business in the Restricted Area. Optionee agrees and covenants that, because the following conduct would effectively constitute carrying on or engaging in the Business, he or she will not, and he or she will cause his or her affiliates not to, in the Restricted Area during the Prohibited Period: directly or indirectly, own, manage, operate, join, become an employee of, control or participate in or be connected with any business, individual, partnership, firm, corporation or other entity which engages in the Business;
          (ii) refrain from, and cause his or her affiliates to refrain from, soliciting or causing to be solicited any Customer of the Company; and
          (iii) refrain from, and cause his or her affiliates to refrain from, engaging or employing or soliciting or contacting with a view to the engagement or employment of, any person who is an officer or employee of the Company.
     (b) Notwithstanding the restrictions contained in Section 12(a) above, Optionee or any of his or her affiliates may own (i) less than five percent (5%) of any equity security registered under the Securities Exchange Act of 1934, as amended, in any entity engaged in the Business, provided that neither Optionee nor his or her affiliates has the power, directly or indirectly, to control or direct the management or affairs of any such corporation and is not involved in the management of such corporation and (ii) those equity investments owned by Optionee as of the date of this Agreement as previously disclosed to and agreed by the Company.
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13. Created Works.
     (a) Optionee hereby fully assigns to the Company all of his or her right, title and interest in and to the Created Works and all aspects thereof, including without limitation all rights to: renewals, extensions, causes of action, reproduce, prepare derivative works, distribute, display, perform, transfer, make, use and sell. Optionee will, from time to time during the term of this Agreement and thereafter, execute and deliver any documents, agreements, certificates or other instruments affirming, giving effect to or otherwise perfecting the Company’s rights in the Created Works and will provide such cooperation as the Company shall reasonably request in connection with the protection, exploitation or perfection of its rights therein anywhere in the world.
     (b) If the Company is unable, after reasonable effort, to secure Optionee’s signature on any application for patent, copyright, trademark or other analogous registration or other documents regarding any legal protection relating to a Created Work, whether because of Optionee’s physical or mental incapacity or for any other reason whatsoever, Optionee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his or her agent and attorney-in-fact, to act for and in Optionee’s behalf and stead to execute and file any such application or applications or other documents and to do all other lawfully permitted acts to further the prosecution and issuance of patent, copyright or trademark registrations or any other legal protection thereon with the same legal force and effect as if executed by Optionee.
     (c) Optionee will promptly and without reservation fully disclose any Created Works to the Company both during the term of employment and thereafter.
14. Remedies.
     (a) In the event of an actual or threatened breach of the provisions of this Agreement by Optionee, the Company may be entitled to equitable relief by temporary restraining order, temporary injunction, or permanent injunction or otherwise, in addition to all other legal and equitable relief to which it may be entitled, including any and all monetary damages that the Company may incur as a result of said breach, violation, or threatened breach or violation. The Company may pursue any remedy available to it concurrently or consecutively in any order as to any breach, violation, or threatened breach or violation, and the pursuit of one of such remedies at any time will not be deemed an election of remedies or waiver of the right to pursue any other of such remedies as to such breach, violation, or threatened breach or violation, or as to any other breach, violation, or threatened breach or violation.
     (b) Optionee specifically recognizes and affirms that the restrictive covenants in Sections 11, 12, and 13 above are material and important terms of this agreement, and Optionee further agrees that should all or any part or application thereof be challenged by Optionee in any proceeding before any court, arbitrator or governmental authority or held or found invalid or unenforceable for any reason by a court of competent jurisdiction in an action, as a result of any action by Optionee or any action by any third party in the name of or for the benefit of Optionee, the Company shall be entitled to receive from Optionee, promptly upon demand therefore, all shares acquired by Optionee under this Agreement, together with instruments of conveyance
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conveying all right, title and interest thereto to the Company or the Company’s assign; provided that if Optionee has sold, transferred, or otherwise disposed of any shares obtained under this Agreement, Company shall be entitled to receive from Optionee, in lieu of such sold, transferred or disposed of shares, the difference between the price paid by Optionee for the shares and the fair market value thereof, unless such payment would be in violation of Section 409A of the Code.
     (c) Optionee acknowledges and affirms that Optionee’s obligations in Sections 11, 12, and 13 are material and important terms of this Agreement and that participation in the Plan is dependent upon the performance by Optionee of his or her obligations under Sections 11, 12, and 13. If Optionee breaches or threatens to breach any of the provisions of Sections 11, 12, or 13, or if any of the provisions of Sections 11, 12 or 13 for any reason are found by a court of competent jurisdiction to be invalid or unenforceable as expressly set forth in this agreement, and such declaration is made upon the allegation, claim, request or prayer for relief of Optionee as a litigant before such court, the Company shall have the right, in addition to any and all remedies available to the Company at law or in equity, to cancel (by providing written notice to Optionee) all of the Options of Optionee, in which event all such Options will be immediately forfeited and cancelled without further vesting.
15. Employment Relationship
     For purposes of this Agreement, Optionee shall be considered to be in the employment of the Company as long as Optionee continues a Business Relationship with the Company. Without limiting the scope of the preceding sentence, it is expressly provided that Optionee shall be considered to have terminated employment with the Company at the time of the termination of the “Affiliate” status under the Plan of the entity or other organization that employs Optionee. Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee and its determination shall be final.
     The representations and covenants contained in this Agreement on the part of Optionee will be construed as ancillary to and independent of any other agreement between the Company and Optionee, and the existence of any claim or cause of action of Optionee against the Company or any officer, director, or shareholder of the Company, whether predicated on Optionee’s employment or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants of Optionee contained in this Agreement. In addition, the provisions of this Agreement shall continue to be binding upon Optionee in accordance with their terms, notwithstanding the termination of Optionee’s employment for any reason.
16. Modification, Extension and Renewal of Options
     The Board of Directors or Committee, as provided in the Plan, may modify, extend or renew this Option or accept its surrender (to the extent not yet exercised) and authorize the granting of a new option in substitution for it (to the extent not yet exercised), subject at all times to the Plan, the Code, and the applicable laws of the State of Delaware. This Agreement may not be modified, amended, terminated and no provision hereof may be waived in whole or in part except by a written agreement signed by the Company and Optionee. Notwithstanding the
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foregoing provisions of this Section 16, no modification shall, without the consent of Optionee, alter to Optionee’s detriment or impair any rights of Optionee under this Agreement except to the extent permitted under the Plan.
17. Notices
     Any notice required to be given pursuant to this Option or the Plan shall be in writing and shall be deemed to be delivered upon receipt or, in the case of notices by the Company, five (5) days after deposit in the U.S. mail, postage prepaid, addressed to Optionee at the address last provided by Optionee for his or her employee records.
18. Agreement Subject to Plan and Applicable Law
     This Option is made pursuant to the Plan and shall be interpreted to comply therewith. A copy of the Plan is attached hereto. Any provision of this Option inconsistent with the Plan shall be considered void and replaced with the applicable provision of the Plan. The Plan shall control in the event there shall be any conflict between the Plan and this Agreement, and it shall control as to any matters not contained in this Agreement. The Committee shall have authority to make constructions of this Agreement, and to correct any defect or supply any omission or reconcile any inconsistency in this Agreement, and to prescribe rules and regulations relating to the administration of this Award and other Awards granted under the Plan.
     This Option shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof. Optionee hereby consents to personal jurisdiction in any action brought in any court, federal or state, within the State of Texas having subject matter jurisdiction in the matter.
19. Headings and Capitalized Terms
     Unless otherwise provided herein, capitalized terms used herein that are defined in the Plan and not defined herein shall have the meanings set forth in the Plan. Headings are for convenience only and are not deemed to be part of this Agreement. Unless otherwise indicated, any reference to a Section herein is a reference to a Section of this Agreement.
20. Term
     This Award Agreement shall remain in effect until the Option has fully vested and been exercised or any unvested portion thereof has been forfeited by Optionee as provided in this Agreement. This Option shall expire on the tenth (10th) anniversary of the Date of Grant and no portion of this Option shall be exercisable after that date.
21. Severability and Reformation
     If any provision of this Agreement shall be determined by a court of law to be unenforceable for any reason, such unenforceability shall not affect the enforceability of any of the remaining provisions hereof; and this Agreement, to the fullest extent lawful, shall be reformed and construed as if such unenforceable provision, or part thereof, had never been
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contained herein, and such provision or part thereof shall be reformed or construed so that it would be enforceable to the maximum extent legally possible.
22. Binding Effect
     Optionee has read the foregoing Agreement, fully understands the contents thereof, has had the opportunity to obtain independent legal advice regarding the Agreement’s legal effect, and is under no duress regarding its execution. This Agreement shall be binding upon the parties hereto, together with their personal executors, administrator, successors, personal representatives, heirs and permitted assigns.
23. Entire Agreement
     This Award Agreement supersedes all prior written and oral agreements and understandings among the parties as to its subject matter and constitutes the entire agreement of the parties with respect to the subject matter hereof, except to the extent that the Plan may be considered to address the subject matter hereof. If there is any conflict between this Award Agreement and the Plan, then the applicable terms of the Plan shall govern.
24. Waiver
     Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right whether or not of the same or a similar nature. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues.
25. Acknowledgements Regarding Section 409A of the Code
     Optionee understands that if the purchase price of the Stock under this Option is less than the fair market value of such Stock on the date of grant of this Option, then Optionee may incur adverse tax consequences under Section 409A of the Code. Optionee acknowledges and agrees that (a) he or she is not relying upon any determination by the Company, its affiliates, or any of their respective employees, directors, officers, attorneys or agents (collectively, the “Company Parties”) of the fair market value of the Stock on the date of grant of this Option, (b) he or she is not relying upon any written or oral statement or representation of the Company Parties regarding the tax effects associated with Optionee’s execution of this Agreement and his or her receipt, holding and exercise of this Option, and (c) in deciding to enter into this Agreement, Optionee is relying on his or her own judgment and the judgment of the professionals of his or her choice with whom he or she has consulted. Optionee hereby releases, acquits and forever discharges the Company Parties from all actions, causes of actions, suits, debts, obligations, liabilities, claims, damages, losses, costs and expenses of any nature whatsoever, known or unknown, on account of, arising out of, or in any way related to the tax effects associated with Optionee’s execution of this Agreement and his or her receipt, holding and exercise of this Option.
[signatures on next page]
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     IN WITNESS WHEREOF, the parties hereto evidence their agreement effective as of the Date of Grant, first written above.

C&J ENERGY SERVICES, INC.

By:

Its:

OPTIONEE:

Name:

SSN#

Address:

Phone:

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